Mail Stop 3561

September 29, 2008

Kenneth D. Tuchman, Chief Executive Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

> **Re: TeleTech Holdings, Inc.**
> **Annual Report on Form 10-K for the Year Ended December 31, 2007**
> **Filed July 16, 2008**
> **File No. 1-11919**

Dear Mr. Tuchman:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 26

1. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, on page 27, you state that you believe that the global demand for your services is being fueled by four trends. Please explain why you believe these trends are occurring and how they will impact you in the

future. As another example, in your Our Strategy subsection on page 27, you state that you aim to improve your competitive position by investing in a growing suite of new and innovated business process services across your targeted industries. In this regard, you state that your business strategy includes five elements. Please discuss in greater detail these new and innovated business process services and explain how you believe they and your business strategy elements will impact your operations in the future. As a further example, on page 28, you state that you have experienced strong growth in your offshore delivery centers. Please discuss whether you believe this growth will continue going forward and explain the reasons for your beliefs.

Results of Operations, page 54

2. In this subsection and in your Liquidity and Capital Resources subsection on page 59, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should contemplate making:

   • On page 54, you state that the revenue for North American BPO for 2007 compared to 2006 increased from $814.4 million to $955.8 million due to new client programs, the expansion of existing client programs, and the inclusion of full-year revenue from DAC. Please discuss the underlying reasons for each of these factors that caused the revenue growth from 2006 to 2007 and quantify their effect on that growth.

   • On page 58, you state that the selling, general, and administrative expenses for North American BPO increased from $83.6 million in 2005 to $112.7 million in 2006 due to higher stock option expense, the acquisition of DAC, and the increased allocation of corporate-level operating expenses. Please discuss the underlying reasons for each of these factors and quantify their effect on the change.

   • On page 60, you state that the change in cash flows from financing activities from 2006 to 2007 was due to a decrease in net borrowings on your line of credit, a decrease in proceeds from stock option exercises, an increase of payments to minority shareholders, and an increase in purchases of your

outstanding stock. Also, you state that the change from 2005 to 2006 was due
to a decrease in the purchase of your outstanding stock and an increase in
exercises of stock options. Please discuss the underlying reasons for each of
these factors and quantify their effect on the changes.

Obligations and Future Capital Requirements, page 59

3. We note you disclose that you have outstanding off-balance sheet obligations. In
    future filings, please provide the disclosure required by Regulation S-K Item
    303(a)(4) in a separately-captioned section.

Item 9A. Controls and Procedures, page 64

4. We note that your management has concluded that your disclosure controls and
    procedures and your internal control over financial reporting were not effective as
    of December 31, 2007. Also, we note that in your Inherent Limitations of Internal
    Controls subsection on page 68, you state that your system of controls is designed
    to provide reasonable, not absolute, assurance regarding the reliability and
    integrity of your accounting and financial reporting. Given the limitations you
    noted and the design of your accounting and financial reporting reliability,
    management's conclusions about the effectiveness of your disclosure controls and
    procedures and your internal control over financial reporting is unclear. In future
    filings, please revise this disclosure to state, in clear and unqualified language, the
    conclusions reached by your chief executive officer and chief financial officer on
    the effectiveness of your disclosure controls and procedures. In this regard, if
    true, you may disclose that your principal executive officer and principal financial
    officer concluded that your disclosure controls and procedures are effective or are
    not effective at a reasonable assurance level. In the alternative, please remove the
    section discussing the level of assurance of your accounting and financial
    reporting. See Section II.F.4 of Management's Reports on Internal Control Over
    Financial Reporting and Certification of Disclosure in Exchange Act Periodic
    Reports, SEC Release No. 33-8238, available on our website at
    <http://www.sec.gov/rules/final/33-8238.htm>.

Evaluation of Disclosure Controls and Procedures, page 65

5. We note your disclosure in the last paragraph of this subsection in which you state
    that you believe that the consolidated financial statements presented in this
    document "present, in all material respects, [y]our financial position, results of
    operations and cash flows as of the dates, and for the periods presented, in
    conformity with generally accepted accounting principles in the United States of
    America." Please tell us the purpose of this disclosure and why it is appropriate.

Remediation Plan, page 66

6. In the first paragraph of this subsection, you state that management has taken immediate action to remediate the material weaknesses identified in your disclosure controls and procedures and your internal control over financial reporting. In this regard, you have listed a series of remediation efforts that are intended both to address the identified material weaknesses and to enhance your overall financial control environment. In future filings, for each of these efforts, please disclose the status of its implementation and discuss how it would address your material weaknesses and enhance your financial control environment.

Item 11. Executive Compensation, page 73

Compensation Discussion and Analysis, page 73

7. We note your disclosure on page 76 that in 2007 you suspended your prior practice of granting stock options to named executive officers as a means of providing long-term equity awards. Even so, in future filings, please clarify whether the compensation committee has formalized any procedures regarding grants of stock options.

Executive Compensation Program Design and Implementation, page 76

The Role of Cash Compensation, page 78

8. In the discussion of your performance-based cash incentives, you indicate that these incentives are awarded based on the compensation committee's subjective consideration of each executive's impact on your overall performance by examining eight "success factors." Also, in your Discretionary Cash Bonuses subsection on page 79, you state that Gregory G. Hopkins and John R. Troka, Jr. received discretionary cash bonuses in 2007 of $375,000 and $160,000, respectively, "in recognition of their exceptional individual achievements and contributions to [your] overall financial performance." Specifically, you state that you issued these bonuses because of Mr. Hopkins's primary responsibility for your $159 million revenue growth in 2007 and Mr. Troka's expanded role and responsibilities in serving as your interim chief financial officer in 2007.

It seems that these performance-based cash incentives and discretionary cash bonuses are based on a subjective evaluation of each executive's contributions, but it is unclear whether they are triggered by obtaining certain objective financial results or whether it is a completely subjective determination. If certain financial results are quantified, in future filings, please specify those results necessary to trigger any performance-based cash incentives and discretionary cash bonuses. See Item 402 (b)(2)(v) of Regulation S-K. If they are not quantified, please discuss in greater detail the manner in which the compensation committee evaluates the executives' contributions before awarding performance-based cash incentives and discretionary cash bonuses.

9. In this regard, we note that there is a range of each executive's performance-based cash incentives that varies based on the officer's title and responsibilities. For example, Brian J. Delaney's award range was from zero to 150% of his base salary and John R. Troka, Jr.'s range was zero to 45% of his base salary. Please explain the reason or reasons that you chose these particular varying percentages for these named executive officers.

The Role of Consultants, page 79

10. In future filings, please clarify whether your chief executive officer met with representatives of Compensia, Inc. or Latham & Watkins, LLP regarding his compensation or the compensation of other named executive officers and identify the members of management with whom these consultants work, if any. Also, please describe in greater detail the nature and scope of the consultants' assignments and the material elements of their instructions or directions regarding the performance of their duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

The Role of Employment Agreements, page 80

11. You state that you have employment agreements with Kenneth D. Tuchman, James E. Barlett, and Gregory G. Hopkins. However, it does not appear that you have filed your employment agreement with Mr. Hopkins. If true, in future filings, please file the agreement. If not, please tell us where you have filed the agreement.

Item 13. Certain Relationships and Transactions, page 91

12. We note your disclosure that your audit committee has not adopted any specific procedures for conducting reviews of related party transactions, but that it instead considers each transaction in light of the specific facts and circumstances presented. In future filings, please revise your disclosure to describe the policies your audit committee has for reviewing, approving, or ratifying related party transactions based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

13. We note your disclosure that the audit committee concluded that the terms of the related party transactions with Avion, LLC and AirMax, LLC "were fair, equitable, and at least as favorable to [you] as the rates charged by third party

vendors in arm's length transactions." Please tell us, and in future filings please disclose, whether the transactions and agreements with these related parties were comparable to terms you could have obtained from unaffiliated third parties.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director